UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-9117

RYERSON INC.

(Exact name of registrant as specified in its charter)

2621 West 15th Place

Chicago, Illinois 60608

(773) 762-2121

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $1.00 Per Share

Preferred Stock Purchase Rights

3.50% Convertible Senior Notes Due 2024

8 1/4% Senior Notes Due 2011

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)	☒	Rule 12h-3(b) (1) (i)	☒
Rule 12g-4(a) (1) (ii)	[_]	Rule 12h-3(b) (1) (ii)	[_]
Rule 12g-4(a) (2) (i)	[_]	Rule 12h-3(b) (2) (i)	[_]
Rule 12g-4(a) (2) (ii)	[_]	Rule 12h-3(b) (2) (ii)	[_]
Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share	One
Preferred Stock Purchase Rights	One
3.50% Convertible Senior Notes Due 2024	14
8 1/4% Senior Notes Due 2011	24

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Ryerson Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RYERSON INC.

Date: November 5, 2007	By:	/s/ Terence R. Rogers
Name: Terence R. Rogers
Title:	Chief Financial Officer

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